Exhibit 1

250 Royal Palm Way • Suite 201 • Palm Beach, FL 33480 • (203) 552-9600 • wbkanders@kanders.com

STRICTLY PRIVATE AND CONFIDENTIAL

REVISED PROPOSAL

December 18, 2023

Special Committee of the Board of Directors

Clarus Corporation

2084 East 3900 South

Salt Lake City, UT 84124

Ladies and Gentlemen,

I am pleased to submit this revised non-binding offer to acquire the Precision Sports business conducted by Clarus Corporation (“Parent”), and conducted through Sierra Bullets, L.L.C. and Barnes Bullets - Mona, L.L.C. (the “Companies”). As you know, I have a strong interest in pursuing this opportunity, as I believe divesting this business will allow the Parent to pay down its indebtedness and pursue strategic and accretive M&A opportunities, without the added regulatory and political scrutiny that also comes with operating this business. With this offer, I have provided defintive equity and debt commitments to fund the transaction, and I can confirm that our due diligence is complete. The only remaining work remains documenting the transaction, the documentation for which I have provided with this offer. With your cooperation, we can sign a definitive purchase agreement within the next week.

I would like to extend my thanks to the management of the Companies and the Special Committee of the Board of Directors of Parent for their time over the last several months. I remain excited about the future of the Companies and are eager to partner with management to grow the business. I believe I am best positioned to offer an attractive valuation in addition to speed and certainty to closing and look forward to working with you and management to expediently complete a transaction.

Overview of Transaction

Outlined as follows are the principal terms and conditions of our proposal (the “Proposal” or the “Transaction”):

1)	Valuation: I am prepared to purchase 100% of the equity of the Companies for $160 million in total enterprise value, assuming a debt-free, cash-free balance sheet. The consideration will be paid with (i) $140 million in cash at the closing of the Transaction and (ii) $20 million pursuant to a seller note issued by the buyer at the closing of the Transaction.

2)	Identity of Buyer: The buyer will be a new entity formed by Kanders & Co. (“NewCo”).

3)	Financing: The purchase price will be financed with a combination of third-party debt and equity capital from one or more of my affiliates. A debt financing package of $101 million will be available to support our Purchase Price. I have finalized a debt commitment for this amount from Bank of America. The finalized and executed debt commitment letter is being delivered with this Offer. Additionally, I have finalized an equity commitment of $59 million. The finalized and executed equity commitment letter is being delivered with this Offer.

4)	Definitive Agreement: I have included a clean copy of the draft Purchase and Sale Agreement, as well as a draft of the proposed form of seller note. As previously discussed, given my history with the Parent, beneficial ownership of shares and role as Executive Chairman of the Board of Directors, I am familiar with the business operated by the Companies, and accordingly, have requested limited representations and warranties in the draft transaction document. Such provisions are more favorable to Parent, than would be provided by any third party acquiror. As you know, Ropes & Gray is engaged as our legal counsel and they are in active dialogue with Kane Kessler, P.C. I am confident that, working together, we can quickly and successfully finalize a mutually agreeable definitive agreements.

Please note that this Offer and the terms set forth above shall expire on 11:59 pm ET on December 27, 2023. Given the time and effort that has been expended since my original indication of interest delivered earlier this year, I believe this is more than enough time to finalize terms and execute mutually agreeable defintive agreements.

This Offer is my proposal and is not intended to create a binding commitment to proceed with a transaction. No contract or agreement providing for any transaction shall exist or be deemed to exist unless and until a final definitive agreement has been executed and delivered.

Given the foregoing Offer represents a material change in my intention with respect to my investment in the Company, I will make this Offer public via an amendment to the Schedule 13D/A I previously filed with the Securities and Exchange in September 2023.

I am very excited about the opportunity to partner with and continue to grow the Companies. I feel that my background and experience, and the Parent favorable terms I am offering, will enable us to document a transaction quickly and with a high degree of certainty to close. I, and my advisors, are available at your convenience to discuss appropriate next steps. Please do not hesitate to call with any questions.

Sincerely,

/s/ Warren B. Kanders

Warren B. Kanders

250 Royal Palm Way

Suite 201

Palm Beach, Florida 33480